August 12, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Patrick Gilmore, Accounting Branch Chief, Mail Stop 4561
David Edgar, Staff Accountant
Kevin Dougherty, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
File No. 001-33870

Ladies and Gentlemen:

NetSuite Inc. (“NetSuite” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated July 9, 2009 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments 1 through 9 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable. The Company has attempted to explain, where applicable, how it intends to comply with the Staff’s comments in such detail sufficient for the Staff to understand the proposed revisions. To the extent practicable, the Company also has included the text of the intended new disclosures.

Securities and Exchange Commission

August 12, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	Please tell us what consideration you have given to expanding the overview section in your periodic reports to discuss your key prospects for future growth and material opportunities, challenges and risks, to give investors a better understanding of what the company’s executives are most focused on in both the short and long-term. For example, we note that in your first quarter earnings call your CEO Nelson discussed that your strategic goals included moving up the market vertically, attracting larger customers, also noting that your fastest growing segment is customers that pay over $100,000 per year. He also discussed your strategic goals of increasing international sales, and fostering the NetSuite ecosystem, by allowing partners and independent software vendors to extend NetSuite by developing industry specific versions of your application suite, such as SuiteCloud Connect for Salesforce.com. See Section III.A of SEC Release No. 33-8350 for additional guidance.

Response: In response to the Staff’s comment, the Company will add a strategy discussion to the Overview section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its future Form 10-Q and Form 10-K filings that addresses the issues on which the Company’s executives are most focused in both the short and long-term. The discussion will be consistent with the following, but updated for any future developments:

“We are pursuing a number of strategies which we believe will provide us with significant prospects for future growth. The goals of those strategic initiatives are to continue to move up-market, to increase use of NetSuite as a platform and to extend the verticalization of our product line. Although we have made progress toward our goals in recent periods, there are still many areas in which we believe that we can continue to grow. To achieve these goals, we are focused on the following initiatives:

•	Growth of sales of OneWorld, which supports the needs of large, stand-alone companies and divisions of very large enterprises;

•	Strengthening our professional services automation verticalization with the July acquisition of QuickArrow; and

•	Developing our SuiteCloud ecosystem strategy to enable third parties to extend our offerings with their vertical expertise.”

Securities and Exchange Commission

August 12, 2009

Key Components of Our Results of Operations, page 30

2.	We note your statement on page 54 that because you generally invoice your customers on a monthly, quarterly or annual basis, your deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. We also note on page 44 that you changed your billing terms for new customers. Please clarify the changes to your billing terms and tell us what consideration you gave to disclosing the total contract value of all of your non-cancelable subscription agreements. See Item 101(c)(viii) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has determined that it would be inappropriate to disclose the contract value of our non-cancelable subscription agreements. We believe that total contract value would likely mislead readers because changes in the term of a contract would have a significant impact on disclosed total contract value, but such changes would not impact either our revenues, net income/(net loss) or our operating cash flows. Therefore, we believe that disclosing changes in total contract value could change how people perceive the business when the underlying causes of such changes do not impact our results. Furthermore, total contract value doesn’t provide an indication of when revenue from outstanding contracts will be recognized. In addition, the Company’s management team and its board of directors do not use and have never used total contract value as a metric to evaluate the operating or financial performance of the Company. Based on these factors, we believe that if we provided this figure, investors could be misled and, therefore, have determined that the disclosure should not be provided.

Results of Operations

2007 compared to 2008, page 37

3.	Please tell us what consideration you gave to providing in this section and in the discussion of your results of operations for the quarter ended March 31, 2009 quantitative and qualitative disclosure regarding the factors that offset your increased revenues in 2008 and the first quarter of 2009. See Section III.B.4 of SEC Release 33-8350. For example, please quantify the reduction in professional services revenues you experienced in 2008 and describe the factors that you believe contributed to this decline.

Response: The Company advises the Staff that, with regard to the factors that offset the Company’s increased revenue in 2008 and the first quarter of 2009, non-renewal of professional

Securities and Exchange Commission

August 12, 2009

services, customer churn and downsell are the primary driving factors. The decrease in professional services revenue described in the current narrative relates to revenue from existing clients. The Company will add language in its future Form 10-Q and Form 10-K filings to quantify any such decline in professional services revenue and describe the primary underlying reasons for the decline (see the example disclosure below). The Company will also add language attributing any such decline in existing customer revenue to current global economic conditions. The Company respectfully advises the Staff that, while quantifying the professional services revenue decrease is relatively simple, quantifying the individual impacts of customer churn and downsell on revenue for a given period is more difficult to determine. The Company has included the following disclosure on page 16 in the MD&A section of its Form 10-Q for the quarter ended June 30, 2009:

“Six Months Ended June 30, 2008 as Compared to the Six Months Ended June 30, 2009

Revenue for the six months ended June 30, 2009 increased $11.2 million, or 16%, compared to the same period in 2008. The overall increase in revenue was primarily the result of $21.1 million in new revenue as a result of acquiring new customers (customers acquired after June 30, 2008), the introduction of new products, an increase in average selling price per new customer and the incremental customer revenue resulting from the acquisition of OpenAir. New revenue during the same period in 2008 was $18.5 million. The increase in new revenue was offset by a $9.9 million decrease in revenues from existing customers and other sources including distribution rights. The decrease in revenue from existing customers resulted primarily from a $7.2 million decrease in professional services revenue from those customers as a result of the nonrenewal of those services. The nonrenewal of professional services by existing customers is a natural occurrence as such services are most frequently purchased in connection with the initial implementation of our product by new customers. Existing customers’ purchases of additional user subscriptions and modules (or “upsell”) largely offset the impact of customer churn and decreases in subscription and support revenues (or “downsell”) for existing customers. We believe that the increase in both churn rate and downsell that we have recently experienced are a result of global economic conditions. The overall change in revenue was also impacted by a reduction of revenue recognized from our Japanese distribution rights agreement, as described above.” (emphasis added)

Securities and Exchange Commission

August 12, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 52

4.	Please reconcile the proceeds from issuance of common stock, net of issuance costs to the amounts presented in your statements of convertible preferred stock and stockholders’ equity (deficit). In this regard, the amounts presented for 2008 appear significantly different.

Response: The Company advises the Staff that the primary difference between the proceeds from issuance of common stock and the amounts reported on the statement of stockholder’s equity for 2008 relate to costs for our December 2007 IPO that were paid in 2008. A full reconciliation follows (dollars in thousands):

Exercise of stock options	$2,150
RSUs repurchased upon vesting	(301)
Payment of December 2007 IPO issuance costs accrued in 2007 and paid in 2008	(551)
Foreign tax benefit associated with exercise of stock options[1]	(154)
Additional IPO issuance costs identified, accrued and paid in 2008	(212)
Other reconciling item[2]	(212)

Proceeds from issuance of common stock	$720

[1]

This amount was included in the total amount for exercise of stock options in 2008 when it should have been listed as a separate line item in the Statement of Convertible Preferred Stock and Stockholders’ Equity (Deficit). This amount was correctly treated as a non-cash item in the 2008 Statement of Cash Flows.

[2]

This amount was inadvertently recorded twice as a payment of IPO issuance costs in the financing section of the 2008 Statement of Cash Flows. This error was solely related to the preparation of the cash flow statement and did not impact any other financial statements. The offsetting amount was reflected in the other current liabilities line of the operating section of the 2008 Statement of Cash Flows. We do not believe the impact of this error is material to the operating section ($212,000 or 2.4% of the net cash used in operations) or the 2008 Statement of Cash Flows taken as a whole.

Part III

Item 11. Executive Compensation (incorporated by reference to your proxy statement for your 2009 annual meeting)

Compensation Discussion and Analysis

Cash Incentive Bonuses, page 33

5.	You have provided limited information concerning the degree of difficulty with which the undisclosed performance targets may be achieved, disclosing only that bonus objectives for 2008 were set to be challenging, but achievable if the company achieved its financial plan for the year. Please enhance your discussion of the degree of difficulty that you expect will be experienced in achieving undisclosed performance targets. For example, provide a more thorough historical assessment of the predictability of achievement of performance objectives and the relation between historical and future achievement. This will provide investors with a better understanding of the arduousness or ease associated with achievement of the undisclosed target levels.

Securities and Exchange Commission

August 12, 2009

Response: In response to the Staff’s comment, the Company will enhance its discussion of the degree of difficulty expected to be required to achieve any undisclosed performance targets in its future filings in order to provide investors with a better understanding of the difficulty or ease associated with achievement of such undisclosed target levels. In doing so, the Company will consider providing a more thorough historical assessment of the predictability of achievement of performance objectives and the relation between historical and future achievement.

Individualized MBOs, page 35

6.	You disclose that individual performance criteria are considered for each NEO, and under the 2008 bonus plan, 20% of the total bonus compensation was for achievement of such individual goals. However, you only disclose that your NEOs received payouts on their individualized MBOs ranging from 70% to 100% of the relevant targets, without any discussion of what such targets were nor how achievement relative to such targeted individual performance goals translated into the specific payout. To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described. See Item 402(b)(2)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, to the extent compensation for the Company’s NEOs in a given year is based in a material part or completely on individual performance, the Company will describe the number of individual goals that were set for each NEO, how many of these goals were fully or partially achieved and how such achievement translated into a specific payout for each NEO. In addition, to the extent that the individual performance goals are not strategically or competitively sensitive, the Company will also describe such goals and how achievement of such goals translated into specific payouts for each NEO. To the extent that any of the individual performance goals are strategically or competitively sensitive because they would provide competitively sensitive information to the Company’s competitors and allow such competitors to better understand where the Company is focusing its management attention, the Company will consider reliance upon Instruction 4 to Item 402(b) of Regulation S-K to omit such goals.

The Company acknowledges that Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential

Securities and Exchange Commission

August 12, 2009

treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.

Certain Relationships and Related Transactions

Other Transactions with our Significant Stockholders, page 59

7.	Notes 9 and 17 to your consolidated financial statements indicate that some of your license agreements with Oracle USA were financed through long term notes with Oracle. However, you do not appear to have provided all of the disclosure required by Item 404(a)(5) of Regulation S-K in connection with this debt. Please advise.

Response: In response to the Staff’s comment, the Company acknowledges that certain disclosures required by Item 404(a)(5) of Regulation S-K were inadvertently omitted from the description of the promissory note with Oracle USA within the Company’s financial statements in “Note 9 – Long Term Debt.” The Company will add the required disclosures in future Form 10-K and proxy filings as required. The additional disclosure will be consistent with the following, but updated for any future developments:

“The maximum amount outstanding under the note was $4.3 million during the year ended December 31, 2007 and $4.0 million during the year ended December 31, 2008. During the years ended 2007 and 2008, the Company repaid principal under the note of $370,000 and $1.4 million, respectively. As of March 11, 2009, the outstanding principal balance on the note was $3.6 million. Interest payments on these notes were $42,000 and $205,000, during the years ended 2007 and 2008, respectively.”

8.	You disclose in Note 17 to your consolidated financial statements that your Chairman, Mr. Goldberg, received loans from an entity affiliated with Lawrence J. Ellison in 2005 and 2007. You also disclose that “[a]ny compensatory elements of the loans provided to Mr. Goldberg by the entity affiliated with Lawrence J. Ellison are recorded as contribution to capital by related party and compensation expense.” Please clarify the meaning of this sentence. Please describe the “compensatory elements of the loans” and identify the entity that would record those elements as a contribution to capital.

Response: We advise the Staff that the loan was made by the entity affiliated with Lawrence J. Ellison. We evaluated the interest rate on the loans and compared those rates to the corresponding market rate of interest during those periods those loans were outstanding and treated any differences as a contribution of capital to the Company. Those amounts were $4,000 in 2006, $22,000 in 2007 and zero in 2008.

Securities and Exchange Commission

August 12, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4. Controls and Procedures, page 18

9.	We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are “effective.” However, we also note your statement that any “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Given this statement regarding the limits of the effectiveness of your disclosure controls and procedures, please confirm, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Please also confirm that you will include similar disclosure in the future or, in the alternative, that you will remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. We note that the effectiveness conclusion in your Form 10-K for the fiscal year ended December 31, 2008 does indicate that your disclosure controls and procedures were effective at the reasonable assurance level.

Response: In response to the Staff’s comment, we confirm that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the quarterly report. We further confirm that we will include similar disclosure in our future quarterly and annual reports similar to the disclosures regarding the effectiveness at the reasonable assurance level of the Company’s disclosure controls and procedures in the Company’s Form 10-K for the fiscal year ended December 31, 2008. The disclosure will be consistent with the following, but updated for any future developments:

Securities and Exchange Commission

August 12, 2009

“Evaluation of Disclosure Controls and Procedures

An evaluation was performed by management, with the participation of our CEO and our Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures as of June 30, 2009 (as defined in Rules 13a -15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on that evaluation, our CEO and CFO have concluded that as of June 30, 2009, our disclosure controls and procedures are effective, to provide reasonable assurance ~~to ensure~~ that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and that such information is accumulated and communicated to management including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.” (marked to show changes)

*        *        *

Securities and Exchange Commission

August 12, 2009

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 627-1159. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President, General Counsel and Secretary

cc:	Zachary Nelson – Chief Executive Officer

James McGeever – Chief Financial Officer

Jeffrey D. Saper – Wilson Sonsini Goodrich & Rosati

Richard A. Kline – Wilson Sonsini Goodrich & Rosati